SEC 08026467 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Research Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 East 9th Street, Suite 600
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly Hutchins 216-649-7250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brockman, Coats, Gedelian & Company
(Name – *if individual, state last, first, middle name*)

1735 Merriman Road (Address) Akron (City) Ohio (State) 44313 (Zip Code)

PROCESSED MAR 19 2008 THOMSON FINANCIAL

SEC Mail Processing Section FEB 28 2008 Washington, DC 101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kimberly Hutchins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KHutchins
Signature

Controller
Title

2/27/08
Notary Public

PATRICK A. KOLCZVARY
NOTARY PUBLIC, STATE OF OHIO
Recorded in Cuyahoga County
My Comm. Expires Jan. 16, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEVELAND RESEARCH COMPANY, LLC

December 31, 2007 and 2006

FINANCIAL STATEMENTS

BROCKMAN, COATS, GEDELIAN & CO.

certified public accountants and consultants



CLEVELAND RESEARCH COMPANY, LLC

TABLE OF CONTENTS

BROCKMAN, COATS, GEDELIAN & CO.
certified public accountants and consultants
1735 Merriman Road, Akron, Ohio 44313-9007
(330) 864-6661 FAX: (330) 864-6918

INDEPENDENT AUDITOR'S REPORT

To the Members of
Cleveland Research Company, LLC:

We have audited the accompanying statement of financial condition of Cleveland Research Company, LLC as of December 31, 2007 and the related statements of operations and changes in members' equity and cash flows for the year ended December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the accompanying statement of financial condition of Cleveland Research Company, LLC as of December 31, 2006 and the related statements of operations and changes in members' equity and cash flows for period from June 14, 2006 (date of initial capitalization) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cleveland Research Company, LLC as of December 31, 2007 and 2006, and the results of its operations and cash flows for the year ended December 31, 2007 and the period from June 14, 2006 (date of initial capitalization) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brockman, Coats, Gedelian & Co.

February 27, 2008

CLEVELAND RESEARCH COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS	2007	2006
Current assets:		
Cash and cash equivalents	$ 9,581,918	$ 1,989,658
Accounts receivable, trade	1,345,259	1,203,759
Accounts receivable, other	35,057	4,224
Contributions receivable, members	-	520,000
Prepaid expenses	83,944	125,279
Total current assets	11,046,178	3,842,920
Property and equipment, net	319,247	383,332
Deposits	14,069	22,484
	$ 11,379,494	$ 4,248,736

LIABILITIES AND MEMBERS' EQUITY	2007	2006
Current liabilities:		
Capital lease obligation payable	$ -	$ 50,000
Accounts payable	75,454	112,942
Accounts payable, affiliate	176,000	817,294
Commissions payable	2,538,793	1,107,403
Deferred revenue	100,000	162,500
Distributions payable	3,050,401	11,191
Accrued other	36,738	60,000
Total current liabilities	5,977,386	2,321,330
Members' equity	5,402,108	1,927,406
	$ 11,379,494	$ 4,248,736

The accompanying notes are an integral part of these financial statements.

CLEVELAND RESEARCH COMPANY, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

for the year ended December 31, 2007 and the period from June 14, 2006 (date of initial capitalization) through December 31, 2006

	2007	2006
Revenue:		
Soft dollar revenue	$ 20,798,976	$ 6,850,068
Trading revenue	4,184,365	-
Total revenue	24,983,341	6,850,068
Expenses:		
Commissions	11,622,761	2,966,086
Clearing fee	338,489	-
Management fee	176,000	120,000
Bonuses	-	60,000
Salaries	3,260,646	1,532,461
Payroll taxes	509,748	261,455
Employee benefits	343,490	151,884
401k match	116,125	28,013
Travel and entertainment	1,124,975	447,142
Office rent and utilities	208,983	122,963
Operations services	270,889	107,584
Professional fees	148,011	109,785
Telephone	132,011	61,044
Office supplies	75,527	53,830
NASD registration fees	24,760	4,340
Subscriptions and dues	46,971	22,817
Conference fees	29,446	8,513
Equipment rental and maintenance	14,878	9,969
Depreciation	83,837	37,610
Legal	204,889	760,815
Training	11,770	18,351
Insurance	15,168	8,082
Postage and freight	10,457	8,091
Advertising	2,235	17,241
Other	108,256	10,618
Total expenses	18,880,322	6,928,694
Income (loss) from operations	6,103,019	(78,626)
Other income (expense):		
Legal settlement	(3,000,000)	-
Interest income	195,893	4,224
Miscellaneous income	35,000	-
Total other income (expense)	(2,769,107)	4,224
Net income (loss)	3,333,912	(74,402)
Members' equity, beginning of period	1,927,406	-
Members' contributions	3,180,000	2,012,999
Members' distributions	(3,039,210)	(11,191)
Members' equity, end of period	$ 5,402,108	$ 1,927,406

The accompanying notes are an integral part of these financial statements.

CLEVELAND RESEARCH COMPANY, LLC

STATEMENTS OF CASH FLOWS

for the year ended December 31, 2007 and the period from June 14, 2006 (date of initial capitalization) through December 31, 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 3,333,912	$ (74,402)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	83,837	37,610
Changes in operating assets and liabilities:		
Accounts receivable, trade	(141,500)	(1,203,759)
Accounts receivable, other	(30,833)	(4,224)
Prepaid expenses	41,335	(125,279)
Deposits	8,415	(22,484)
Accounts payable	(37,488)	112,942
Accounts payable, affiliate	(641,294)	817,294
Commissions payable	1,431,390	1,107,403
Deferred revenue	(62,500)	162,500
Accrued other	(23,262)	60,000
Net cash provided by operating activities	3,962,012	867,601
Cash flows from investing activities:		
Purchases of property and equipment	(19,752)	(330,942)
Cash flows from financing activities:		
Principal payments on capital lease obligation	(50,000)	(40,000)
Decrease in employee equity receivable	520,000	-
Proceeds from contributed capital	3,180,000	1,492,999
Net cash provided by financing activities	3,650,000	1,452,999
Net increase in cash	7,592,260	1,989,658
Cash and cash equivalents, beginning of period	1,989,658	-
Cash and cash equivalents, end of period	$ 9,581,918	$ 1,989,658
Supplemental disclosure of cash flow information:		
Noncash investing and financing activities:		
Contributions receivable, members	$ -	$ 520,000
Capital lease obligation used to acquire assets	$ -	$ 90,000
Distributions payable	$ 3,050,401	$ 11,191

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – Cleveland Research Company, LLC (the "Company") was incorporated in the state of Ohio in March 2006 and began operations in June 2006. The Company is an equity research firm that provides services to selected investment firms located throughout the United States. The Company became a broker-dealer in March, 2007, and registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

Form of Organization – The Company is organized as a Limited Liability Company and will have a perpetual term unless earlier terminated in accordance with provisions of its operating agreement. Liabilities of the Company's Members are limited by this form of organization.

Securities Transactions – Customers' securities transactions and related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Cash and Cash Equivalents – Short-term investments which have a maturity of ninety days or less when purchased are considered cash equivalents.

Accounts Receivable – Accounts receivable are recorded when invoices are issued and are presented in the balance sheet net of the allowance for doubtful accounts. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risk by performing ongoing credit evaluations and actively pursuing past due accounts. It is the policy of management to review the outstanding accounts receivable at year-end based on current and historical bad debt write-offs, and establish an allowance for doubtful accounts for uncollectible amounts. Management considers accounts receivable greater than 90 days old to be past due. Balances still outstanding, after management has used reasonable collection efforts, are written off through a charge to the allowance and a credit to accounts receivable. An allowance for doubtful accounts was not deemed necessary at December 31, 2007 and 2006.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which range from 3 to 7 years.

Expenses – Clearing expenses are recorded on a trade date basis as securities transactions occur.

1. Summary of Significant Accounting Policies, Continued:

Income Taxes – The Company is a limited liability company whose taxable income or loss is taxed directly to its member. Accordingly, there is no provision for income taxes.

Concentration of Credit Risk – The Company maintains cash and cash equivalent balances with a financial institution which, at times, may exceed federally insured limits. The Company monitors the financial condition of the financial institution and has not experienced any losses in such accounts.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect those differences to be significant to the financial statements.

Revenue Recognition – The Company recognizes income on the accrual method of accounting. Under this method, revenue is recognized when the customer agrees to accept responsibility for paying for research services provided to them.

Advertising – The Company expenses all adverting costs when the advertising first takes place. Advertising expense was $2,235 for the year ended December 31, 2007 and $17,241 for period from June 14, 2006 through December 31, 2006.

2. Property and Equipment:

Property and equipment consist of the following as of December 31:

	2007	2006
Furniture and equipment	$ 440,045	$ 420,942
Less accumulated depreciation	(120,798)	(37,610)
Property and equipment, net	$ 319,247	$ 383,332

3. Operating Lease Commitments:

The Company leases office space in Ohio and California and office equipment under operating leases expiring at various dates through February, 2011.

The aggregate amounts payable under these agreements as of December 31, 2007 is as follows:

Year Ended December 31,	
2008	$ 222,479
2009	258,750
2010	238,617
2011	43,021
	$ 762,867

The agreement for the California office allows for one three-year renewal option and allows for a possible increase in monthly rent after twelve months. Rent expense under these agreements was $210,665 for the year ended December 31, 2007 and $111,927 for the period from June 14, 2006 (date of initial capitalization) through December 31, 2006.

4. Guarantor:

The Company is the guarantor of a $4,000,000 line of credit held by a related party. As of December 31, 2007, there were no outstanding borrowings on this line of credit. The assets of the Company also serve as collateral on $2,000,000 of subordinated debt of the related party. These guarantees would have to be fulfilled upon the failure of the related party to meet its obligations.

5. Employee Benefit Plan:

The Company has a profit-sharing plan covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the plan requires employer matching contributions at 50% of employee salary deferrals up to the first 6% of an employee's salary and allows for a discretionary employer contribution. The Company contributed $ 116,125 for the year ended December 31, 2007 and $28,013 to the plan for the period from June 14, 2006 (date of initial capitalization) through December 31, 2006.

6. Members' Equity:

Members' equity is composed of two classes of membership interests in the Company: Voting Class A interests and Non-voting Class B interests. Members' capital accounts are as follows as of December 31:

	2007		
	Voting Class A	Non-Voting Class B	Total
Beginning	$ 910,516	$ 1,016,890	$ 1,927,406
Contributed	3,000,000	180,000	3,180,000
Share of income	2,097,631	1,236,281	3,333,912
Share of distributions	(1,910,068)	(1,129,142)	(3,039,210)
Ending	$ 4,098,079	$ 1,304,029	$ 5,402,108

	2006		
	Voting Class A	Non-Voting Class B	Total
Beginning	$ -	$ -	$ -
Contributed	972,999	1,040,000	2,012,999
Share of loss	(54,313)	(20,089)	(74,402)
Share of distributions	(8,170)	(3,021)	(11,191)
Ending	$ 910,516	$ 1,016,890	$ 1,927,406

7. Related Party Transactions:

The Company is affiliated through common management and ownership with another entity. The Company had a payable to the affiliate of $176,000 and $817,294 at December 31, 2007 and 2006, respectively.

8. Exemption From Rule 15c3-3:

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

9. Net Capital Provision of Rule 15c3-1:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 12-1/2% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts and the Company is within its first year of broker-dealer status per 15c3-1(a)(1)(ii). Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $3,695,138, which was $2,697,965 in excess of its required net capital of $997,173.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1. At December 31, 2007, the ratio was 2.16 to 1.

CLEVELAND RESEARCH COMPANY, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Net capital:	
Total member's equity from statement of financial condition	$ 5,402,108
Less nonallowable assets	(1,516,090)
Net capital before haircuts on securities:	3,886,018
Haircuts on securities	(190,880)
Net capital	$ 3,695,138
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 5,977,386
Add guarantee on note	2,000,000
Total aggregate indebtedness	$ 7,977,386
Computation of basic net capital requirement - 12-1/2% of aggregate indebtedness	$ 997,173
Minimum required net capital	$ 5,000
Net capital requirement	$ 997,173
Excess net capital	$ 2,697,965
Ratio of aggregate indebtedness to net capital	2.16 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2007, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

CLEVELAND RESEARCH COMPANY, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

BROCKMAN, COATS, GEDELIAN & CO.
certified public accountants and consultants
1735 Merriman Road, Akron, Ohio 44313-9007
(330) 864-6661 FAX: (330) 864-6918

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Cleveland Research Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Cleveland Research Company, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal controls that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of Cleveland Research Company, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 27, 2008. As part of the audit, Brockman, Coats, Gedelian & Co. (BCG) has prepared the financial statements on the Company's behalf. This is due primarily to their reliance on BCG for this expertise, as the Company has not hired personnel or engaged an outside firm that posses the skills and knowledge necessary to prepare financial statements that are in accordance with Generally Accepted Accounting Principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as described in the previous paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, Board of Directors, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brockman, Coats, Gedelian & Co.

February 27, 2008

END